Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share
For the Years Ended December 31, 2020, 2019 and 2018
(Amounts in thousands, except per share data)

	Year Ended December 31,
	2020	2019	2018
Basic:

Net income	$133,315	$184,443	$18,343
Weighted average number of common shares during the period	41,881	41,738	41,570

Net income per share - basic	$3.18	$4.42	$0.44

Diluted:

Net income	$133,315	$184,443	$18,343
Weighted average number of common shares during the period	41,881	41,738	41,570
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	44	79	100
Common stock units related to deferred compensation for employees	—	—	25
Restricted common stock units related to incentive compensation	116	132	199
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,041	41,949	41,894

Net income per share – diluted	$3.17	$4.40	$0.44

Percentage of dilution compared to basic net income per share	0.3%	0.5%	—%